UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE RESULTS OF TENDER OFFER FOR SHARE REPURCHASE BY NTT DOCOMO, INC. AND RECORDING AN EXTRAORDINARY GAIN ON NTT’S NON-CONSOLIDATED FINANCIAL STATEMENTS

On January 16, 2018, the registrant filed with the Tokyo Stock Exchange a notice regarding the results of the tender offer for share repurchase by NTT DOCOMO, INC. and recording an extraordinary gain on NTT’s non-consolidated financial statements. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name: Takashi Ameshima
Title: Vice President
Investor Relations Office

Date: January 16, 2018

January 16, 2018

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding the Results of Tender Offer for Share Repurchase by NTT DOCOMO, INC. and

Recording an Extraordinary Gain on NTT’s Non-Consolidated Financial Statements

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), conducted a tender offer for the repurchase of its shares from December 12, 2017 through January 15, 2018. For more details, please see the attached release by NTT DOCOMO.

Of the NTT DOCOMO common shares that NTT holds, NTT tendered, and NTT DOCOMO repurchased, 74,599,000 shares. As a result, NTT expects to record an extraordinary gain of 199.7 billion yen (gain on sale of investments in affiliated companies) in its non-consolidated financial statements.

*There has been no change to the consolidated financial forecasts and non-consolidated financial forecasts previously announced on December 11, 2017 under the release entitled, “Notice regarding the Revision of Non-Consolidated Financial Forecasts”.

For further inquiries, please contact:

Takayuki Kimura or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

January 16, 2018

Notice of the Result of the Tender Offer for Repurchase of Shares

NTT DOCOMO, Inc. (“the Company”) resolved at a meeting of the Board of Directors on December 11, 2017 to repurchase the treasury stock by means of a Tender Offer (the “Tender Offer”), using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act, and the provisions of the Company’s Articles of Incorporation, and has implemented the “Tender Offer” since December 12, 2017. The “Tender Offer” was completed on January 15, 2018. Details are set forth below. With respect to the Company’s acquisition of treasury stock (through repurchases on the market) after the completion of the Tender Offer, the Company will make such repurchases in accordance with the Company’s notice disclosed on December 11, 2017.

1. Summary of the purchases

(1)	Name and address of the Tender Offeror

NTT DOCOMO, Inc. 2-11-1, Nagatacho, Chiyoda-ku, Tokyo, Japan

(2)	Class of listed shares to be repurchased

Common shares

(3)	Tender offer period

A. Tender offer period

From Tuesday, December 12, 2017 to Monday, January 15, 2018 (20 business days)

B. Date of public notice of the commencement of the Tender Offer

Tuesday, December 12, 2017

(4)	Tender offer price

2,681 yen per common share of common stock

(5)	Method of settlement

A.	Name and head office address of financial instruments business operator, bank, or other institution in charge of settlement of the Tender Offer

Nomura Securities Co., Ltd. 1-9-1, Nihonbashi, Chuo-ku, Tokyo

B.	Settlement commencement date

Tuesday, February 6, 2018

C.	Method of settlement

Notification of the purchases under the tender offer will be sent to the address of those who consent to offers for purchases or offer for sales (“Tendering Shareholders”) (or the standing proxy for foreign shareholders) after the conclusion of the tender offer period without delay.

Purchases will be settled in cash. Tendering Shareholders will be able to receive the purchase amount for the tender offer, less applicable withholding taxes (see note), by wire transfer or other method as instructed by the tendering shareholder without delay after the settlement commencement date (wire transfer fees may apply).

Note: Taxes on shares purchased under the tender offer

* Please make any decisions after consulting a tax advisor or other professional about specific tax questions.

1

(a)	Tax treatment for individual shareholders tendering shares under the tender offer

(i)	For Tendering Shareholders who are residents, or non-residents with a permanent establishment in Japan

When the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment (when the per-share purchase amount is greater than the per-share amount of capital), the amount in excess will be deemed a dividend and taxed accordingly. Furthermore, the amount derived after deducting the amount deemed to be a dividend from the amount received for accepting the tender offer will be deemed income from the transfer of shares. When there is no amount deemed to be a dividend (when the per-share purchase amount is less than the per-share amount of capital) the entire amount received will be transfer income.

The amount deemed to be a dividend is subject to a withholding of 20.315% (15.315% for income tax and special income tax for reconstruction and 5% for resident tax) (There will be no special withholding of the 5% resident tax for non-residents with a permanent establishment in Japan). However, if the shareholder is considered a principal shareholder as defined in Order for Enforcement of the Act on Special Measures Concerning Taxation, the withholding is 20.42% (income tax and special income tax for reconstruction only). As a general rule, the amount after deducting the cost of acquiring the shares from the transfer income is subject to declared separate income taxes.

(ii)	For Tendering Shareholders who are non-residents without a permanent establishment in Japan

The amount deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only). If the shareholder is considered a principal shareholder, the withholding will be 20.42% (income tax and special income tax for reconstruction only). As a general rule, income arising from the transfer will not be subject to taxation.

(b)	For corporate shareholders, when the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment, the amount of this excess will be deemed a dividend. As a general rule, the portion deemed to be a dividend is subject to withholding of 15.315% (income tax and special income tax for reconstruction only).

A foreign shareholder who wishes to receive an income tax reduction or exemption for such deemed dividends pursuant to an applicable tax treaty should submit the tax treaty application form with the tender offer application form when applying to the tender offer.

2. Results of the Tender Offer

(1)	Number of shares purchased

Share class	Anticipated number of shares to be purchased	Number of excess shares to be purchased	Number of shares tendered	Number of shares to be repurchased
Common shares	93,248,787 shares	0 shares	75,678,037 shares	75,678,037 shares

(2)	Calculation method where proportional allocation is used

Not applicable.

2

3. Locations for Examination of Copies of the Tender Offer Report

NTT DOCOMO, Inc. 2-11-1, Nagatacho, Chiyoda-ku, Tokyo, Japan

Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan

(Reference) Resolution Adopted by the Board of Directors on October 26, 2017

(1)	Class of shares to be purchased: Common shares

(2)	Aggregate number of shares to be repurchased: Up to 120,000,000 shares

(equal to 3.24% of total issued shares (excluding treasury shares) as of October 26, 2017)

(3)	Aggregate price of shares to be repurchased: Up to 300,000,000,000 yen

(4)	Period of share repurchase: From October 27, 2017 to March 31, 2018

3